Wholly owned Subsidiaries of

Byrna Technologies, Inc.

Jurisdiction of Incorporation
Roboro Industries Pty LTD	South Africa
Security Devices International Canada Corp. (dissolved effective December 19, 2019)	Canada
Byrna South Africa (Pty) Ltd.	South Africa